Filed by LSC Communications, Inc.

(Commission File No. 001-37729)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: LSC Communications, Inc.

(Commission File No. 001-37729)

This filing relates to the proposed transaction between Quad/Graphics, Inc. (“Quad”) and LSC Communications, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Quad, QLC Merger Sub, Inc. and the Company.

The following communication was distributed to certain employees of the Company on October 31, 2018.

FROM: Tom Quinlan, Chairman, Chief Executive Officer and President

TO: LSC Senior Leaders

SUBJECT: Communications Toolkit

DATE: October 31, 2018

CONFIDENTIAL: This guide is not for distribution to your team. It is intended to help you plan for team conversations regarding the Quad/Graphics transaction.

Overview

Earlier this morning, we announced that LSC and Quad/Graphics have agreed to combine in an all-stock merger transaction.

While today’s announcement is just a first step in this process – as leaders of this company, you will play an important role in helping our employees understand why we believe this is such a compelling combination. We ask that you become familiar with the attached communications materials so you can respond to questions you may receive regarding the proposed combination and reinforce its benefits to all stakeholders, including your direct reports.

Attached to this email are the following:

•	A copy of the joint press release;

•	An employee letter and FAQs that are being simultaneously distributed to all employees; and

•	Client and supplier letters and talking points.

These documents have been approved by legal counsel and will be filed with the U.S. Securities and Exchange Commission. Therefore, it is important that you do not add to or alter in any way these materials or any other communications you may receive in the future regarding this transaction. It is equally as important that you do not create other materials that describe the impact of the transaction.

We have also included some high level key messages below, which you should use as a base for discussions with your direct reports.

Please keep the following points in mind as you familiarize yourself with these materials:

•

We are working in a ‘Business as Usual’ mode – While today’s announcement is big news, there is a lot of work ahead of us to complete the transaction, which we expect to happen in mid-2019, subject to shareholder and regulatory approvals and other customary closing conditions. Until the transaction closes, LSC and Quad will continue to run our businesses separately. It is imperative that all of us at LSC continue to provide our clients with the same service and level of support they expect from us.

•

Integration will take time – Over the coming months, we expect to build an integration planning team comprising leaders of both LSC and Quad to determine how to best bring our companies together. Please encourage your teams to remain focused on their day-to-day responsibilities.

•

It is important that LSC speaks with one voice—Only designated company executives or spokespeople speak publicly or communicate externally (including to the media, investors and analysts) about this proposed combination on the Company’s behalf. You must refrain from making any comments regarding the transaction to the media and on social media and forward all media and investor inquiries to Janet Halpin at (773) 272-9275 or janet.m.halpin@lsccom.com.

•

Be sensitive to employees’ needs and listen to their concerns—You are a leader at LSC, and your employees will look to you for guidance. It is important to remain disciplined, so please do not stray from the approved messaging in the attached documents by offering personal opinions about the transaction.

Answering Questions

It is always okay to acknowledge that we don’t yet have all the answers. While we have created an FAQ document for employees, you will likely receive questions that you will not be able to answer directly at this time. In those situations, we recommend the following response:

“I understand why knowing the answer is important to you. At this point, we’re very early in the process and there are still many unknowns. We will answer your questions as quickly and completely as possible and will keep you informed of important developments.”

Next Steps

Quad and LSC will host a joint conference call with analysts and investors at 8:30 AM ET / 7:30 AM CT this morning to discuss the combination. We have posted a recorded message from Tom on our intranet.

In the days and weeks ahead, please make yourself available to your direct reports to discuss the announcement and answer their questions. We will continue to communicate with you as appropriate to provide updates on our progress and to ensure that you have the support you need. Thank you for your continued support and leadership.

Key Messages / Talking Points

To assist you in communicating with your direct reports, below are some key messages to emphasize.

What Was Announced

•	We announced that LSC Communications will combine with Quad/Graphics in an all-stock transaction.

•	Like us, Quad is an innovative customer-first organization that offers a diverse range of print and digital and related marketing services and solutions from multiple locations around the world.

•	With this transaction, we will create a highly efficient print platform that strengthens the role of print in a multichannel media world.

Leveraging LSC’s and Quad’s Complementary Strengths to Better Serve Clients

•	At LSC, we have built a strong foundation that the combined company will leverage to grow over the long-term.

•	Our strength across our business will be extended to a broad portfolio and expand the combined company’s offerings.

•	With Quad’s integrated marketing solutions offering as a base, this combination will build on and create new opportunities for our entire company.

•	In addition, our unique strategic partnerships will further diversify Quad’s portfolio and position the company at the forefront of a new age of content distribution and client engagement.

What This Means for Employees

•	We know you will have questions and I hope you can understand, we will not have all the answers today. As the process unfolds, we will keep you updated as appropriate.

•	Upon the completion of the transaction, Quad’s current CEO, Joel Quadracci, will lead the combined company.

Next Steps

•

In terms of next steps, we need to obtain the necessary shareholder and regulatory approvals as well as complete customary closing conditions to complete the transaction, which we expect to occur in mid-2019.

•	Until this proposed merger clears all necessary approvals and officially closes, we remain two separate entities, each responsible for serving our clients independently.

•	To best position LSC for the future as part of Quad, right now we must all stay focused on Project EDGE. This is an important initiative and we’re still in the early stages.

•	I know you’re all up to the task.

•	We thank you for your continued dedication and ongoing commitment to LSC.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding LSC Communications (the “Company”). These forward-looking statements relate to, among other things, the proposed transaction between the Company and Quad/Graphics and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of the Company. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements may include, or be preceded or followed by, the words “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors disclosed in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2018, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Additional factors include, but are not limited to: (1) the ability to complete the proposed transaction between the Company and Quad/Graphics on the anticipated terms and timetable; (2) the ability to obtain approval by the stockholders of the Company and shareholders of Quad/Graphics related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) the competitive market for our products and industry fragmentation affecting our prices; (7) inability to improve operating efficiency to meet changing market conditions; (8) changes in technology, including electronic substitution and migration of paper based documents to digital data formats; (9) the volatility and disruption of the capital and credit markets, and adverse changes in the global economy; (10) the effects of global market and economic conditions on our customers; (11) the effect of economic weakness and constrained advertising; (12) uncertainty about future economic conditions; (13) increased competition as a result of consolidation among our competitors; (14) our ability to successfully integrate recent and future acquisitions; (15) factors that affect customer demand, including changes in postal rates, postal regulations, delivery systems and service levels, changes in advertising markets and customers’ budgetary constraints; (16) vulnerability to adverse events as a result of becoming a stand-alone company after separation from R. R. Donnelley & Sons Company (“RRD”), including the inability to obtain as favorable of terms from third-party vendors; (17) our ability to access debt and the capital markets due to adverse credit market conditions; (18) the effects of seasonality on our core businesses; (19) the effects of increases in capital expenditures; (20) changes in the availability or costs of key materials (such as paper, ink, energy, and other raw materials) or in prices received for the sale of by-products; (21) performance issues with key suppliers; (22) our ability to maintain our brands and reputation; (23) the retention of existing, and continued attraction of additional customers and key employees, including management; (24) the effect of economic and political conditions on a regional, national or international basis; (25) the effects of operating in international markets, including fluctuations in currency exchange rates; (26) changes in environmental laws and regulations affecting our business; (27) the ability to gain customer acceptance of our new products and technologies; (28) the effect of a material breach of or disruption to the security of any of our or our vendors’ systems; (29) the failure to properly use and protect customer and employee information and data; (30) the effect of increased costs of providing health care and other benefits to our employees; (31) the effect of catastrophic events; (32) potential tax liability of the separation; (33) the impact of the U.S. Tax Cuts and Jobs Act (“Tax Act”); (34) lack of history as an operating company and costs and other issues associated with being an independent company; (35) failure to achieve certain intended benefits of the separation; (36) failure of RRD or Donnelley Financial Solutions, Inc. to satisfy their respective obligations under agreements entered into in connection with the separation; (37) increases in requirements to fund or pay withdrawal costs or required contributions related to the Company’s pension plans and (38) the factors set forth in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 22, 2018. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between Quad/Graphics and the Company. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of the Company. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.lsccom.com, or by contacting the Company’s Investor Relations at investor.relations@lsccom.com.

Participants in the Solicitation Relating to the Merger

Quad/Graphics and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed April 10, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.